January 17, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attn: Sonia Gupta Barros

Re:	Americold Realty Trust

Amendment No. 3 to

Registration Statement on Form S-11

Filed January 12, 2018

CIK No. 0001455863

Dear Ms. Barros:

On behalf of our client, Americold Realty Trust (the “Company”), and further to our discussions with the staff of the Securities and Exchange Commission (the “Commission”), we are submitting this letter and enclosed materials in connection with Amendment No. 3 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), filed with the Commission on January 12, 2018.

We anticipate that certain of our shareholders may participate as selling shareholders in the offering described in the Registration Statement. In such event, we will file an amendment to the Registration Statement that will include the enclosed marked disclosure with respect to the selling shareholders.

Please do not hesitate to contact me by telephone at (404) 572-2765 or by email at csjohnson@kslaw.com with any questions regarding this correspondence or these materials.

Very truly yours,

/s/ C. Spencer Johnson, III
C. Spencer Johnson, III

Enclosures

cc:	Becky Chow

Kevin Woody

Rahul K. Patel

(Securities and Exchange Commission)

Fred Boehler

Marc Smernoff

Tom Novosel

(Americold Realty Trust)

Keith Townsend

Peter Genz

Gibbs Fryer

(King & Spalding LLP)

Edward F. Petrosky

J. Gerard Cummins

(Sidley Austin LLP)